82-2832

RICH MINERALS CORPORATION
4100 - 6A Street N.E.
CALGARY ALBERTA T2E 4B1
Phone(403)531-9100

FIRST QUARTER REPORT TO THE SHAREHOLDERS

for the Three Month Period
Ended November 30, 2001
(unaudited)

SCHEDULE A: FINANCIAL STATEMENTS

RICH MINERALS CORPORATION
CONSOLIDATED BALANCE SHEET

(unaudited)

		November 30, 2001	August 31, 2001
	ASSETS		
CURRENT ASSETS			
	Cash	$0	$823
	Accounts receivable	3,594,008	4,196,256
	Inventory & work in progress	262,285	262,285
	Prepaid expenses & deposits	39,699	14,899
		3,895,992	4,474,263
DEFERRED RESOURCE EXPLORATION EXPENDITURES		119,721	119,721
CAPITAL ASSETS		1,440,175	1,502,174
		$5,455,888	$6,096,158
	LIABILITIES		
CURRENT LIABILITIES			
	Cheques issued in excess of funds on deposit	$1,169,987	$280,271
	Accounts payable	1,762,526	3,287,667
	Current portion of long term debt	63,252	106,862
		2,995,765	3,674,800
NON-CURRENT PORTION OF LONG TERM DEBT		111,678	111,678
		3,107,443	3,786,478
	SHAREHOLDERS' EQUITY		
SHARE CAPITAL		2,276,325	2,276,325
RETAINED EARNINGS		72,120	33,355
		2,348,445	2,309,680
		$5,455,888	$6,096,158

dw 2/25

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF INCOME
AND RETAINED EARNINGS
(unaudited)

	Three Month Period ended November 30	
	2001	**2000**
REVENUE	$3,719,768	$3,452,977
DIRECT COSTS		
Equipment Operating	692,465	430,854
Materials	1,707,960	1,600,277
Other	25,201	42,979
Salaries & wages	759,080	680,463
Subcontract	286,259	280,883
	3,470,965	3,035,456
GROSS PROFIT	248,803	417,521
NON-DIRECT COSTS		
Amortization of capital assets	68,250	99,000
Interest, net of interest received	8,189	6,275
Management, consulting and professional fees paid	15,460	33,850
Other Non-direct costs	52,935	64,074
Salaries	65,204	63,529
	210,038	266,728
EARNINGS (LOSS) FOR THE PERIOD	38,765	150,793
Retained earnings(deficit) beginning of period	33,355	28,506
Retained earnings(deficit) end of period	72,120	$179,299
Basic earnings per share	$0.001	$0.006
Fully diluted earnings per share	$0.001	$0.005

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
for the 3 months ended November 30
(unaudited)

CASH WAS PROVIDED (USED) BY	2001	2000
OPERATING ACTIVITIES		
Cash receipts from customers	$4,322,016	$2,364,043
Cash paid to suppliers and employees	(5,154,506)	($3,492,541)
Interest paid, net of interest received	($8,189)	($6,275)
	($840,679)	($1,134,773)
INVESTING ACTIVITIES		
Capital Assets	($6,250)	$0
	($6,250)	$0
FINANCING ACTIVITIES		
Bank Loan proceeds	0	0
Long term debt proceeds	$0	$0
Long term debt repayment	($43,610)	($76,151)
	($43,610)	($76,151)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN THE PERIOD	($890,539)	($1,210,924)
Net (deficiency in)cash and cash equivalents beginning of the period	($279,448)	$207,427
NET CASH (DEFICIENCY) AND CASH EQUIVALENTS END OF THE PERIOD	($1,169,987)	($1,003,497)

NOTES TO INTERIM STATEMENTS

1. These statements consolidate the accounts of the company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation. Some items have been reclassified to facilitate comparison.

2. These statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

3. TRANSACTIONS WITH RELATED PARTIES

The company has entered into a series of transactions with corporations controlled by officers of the company

a) Leasing Transactions

The company has entered into agreements to rent equipment from a corporation wholly-owned by an officer of the company ("the lessor").

In the period the company paid $209,934 (2000-$85,707) to the lessor in respect of month to month rental of excavating equipment. The company has the right to terminate at any time with no penalty these rental agreements.

The Board of Directors has reviewed the transactions with the lessor and has:

- expressly permitted the officer to undertake the business of equipment rental; and
- determined that the transactions with the lessor were fairly priced and in the best interests of the company

b) Contracting Transactions

The company has entered into agreements with a corporation wholly-owned by an officer of the company("the contractor"). The contractor is a general contractor; the company has agreed to provide to the contractor its services as an underground utility subcontractor.

At November 30, 2001 the contractor owed $94,855 (2000-$201,970) to the company.

The Board of Directors has reviewed the transactions with the contractor and has:

- determined that the company did not wish to expand operations to general contracting;
- expressly permitted the officer to undertake a general contracting operation; and
- determined that the transactions with the contractor were fairly priced and in the best interests of the company